UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Dated:  July 25, 2013

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ____                         Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: July 25, 2013	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

For Immediate Release 13-24-TR	Date:	July 25, 2013
TECK REPORTS UNAUDITED SECOND QUARTER RESULTS FOR 2013

Vancouver, BC – Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) (“Teck”) reported second quarter adjusted profit of $197 million, or $0.34 per share, compared with $398 million or $0.68 per share in 2012.

“We are pleased with our operating performance this quarter and have made good progress on our cost reduction program. However, prices for our products have continued to weaken, particularly steelmaking coal. We continue to adapt to changing market conditions and are taking steps to further reduce our capital spending, slowing the start of our Quintette mine reopening and delaying the development of Quebrada Blanca Phase 2. In addition, we are reducing our sustaining capital expenditures and increasing the targets for our cost reduction program,” said Don Lindsay, President and CEO.

Highlights and Significant Items

—	Gross profit before depreciation and amortization was $871 million in the second quarter compared with $1.1 billion the second quarter of 2012.

—	Cash flow from operations, before working capital changes, was $584 million in the second quarter compared with $874 million a year ago.

—	Profit attributable to shareholders was $143 million and EBITDA was $670 million in the second quarter.

—	Our cash balance was $2.8 billion at June 30, 2013.

—
Our cost reduction program has exceeded our initial goals, and to date our existing operations have identified over $250 million of annual ongoing potential cost savings at constant production levels and have implemented $220 million of these initiatives. We have recently revised our target savings to $300 million.

—	Our Quebrada Blanca operations returned to profitability in the second quarter as a result of our initiatives to reduce workforce and operating costs.

—
We are taking steps to reduce capital spending in light of market conditions, slowing the start of the Quintette mine reopening and delaying development of the Quebrada Blanca Phase 2 expansion project.

 All dollar amounts expressed in this news release are in Canadian dollars unless otherwise noted.

Reference:	Greg Waller, VP Investor Relations & Strategic Analysis	604.699.4014

	Marcia Smith, SVP Sustainability and External Affairs	604.699.4616

 Additional corporate information is available at www.teck.com

—
To date we have reached agreements with our coal customers to sell 6.4 million tonnes of coal in the third quarter of 2013 at an average price of US$143 per tonne. We expect to conclude additional sales over the course of the quarter.

—	We paid a $0.45 per share dividend on our Class A common shares and Class B subordinate voting shares on July 2, 2013.

2     Teck Resources Limited 2013 Second Quarter News Release

This management’s discussion and analysis is dated as at July 25, 2013 and should be read in conjunction with the unaudited consolidated financial statements of Teck Resources Limited (Teck) and the notes thereto for the three months ended June 30, 2013 and with the audited consolidated financial statements of Teck and the notes thereto for the year ended December 31, 2012. In this news release, unless the context otherwise dictates, a reference to “the company” or “us,” “we” or “our” refers to Teck and its subsidiaries. Additional information, including our annual information form and management’s discussion and analysis for the year ended December 31, 2012, is available on SEDAR at www.sedar.com.

This document contains forward-looking statements. Please refer to the cautionary language under the heading “CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION” below.

Overview

Profits have declined in comparison to last year as a result of lower prices for all of our principal products. Coal and copper prices in the second quarter declined by 23% and 9%, respectively, compared with the same period a year ago. These lower prices have reduced our revenues by approximately $350 million in the second quarter based on 2013 sales volumes.

As a result, we have focused on cost reduction at all of our sites and have made significant progress. The cost reduction program has identified over $250 million of potential ongoing, annual operating cost savings across the company, of which $220 million have been implemented. An additional $80 million of one-time cost savings and deferrals have also been identified and implemented. As a result, our site cash production costs this year are down by approximately $65 million per quarter since the beginning of the program in the fourth quarter of 2012, excluding the effect of labour settlements in 2012. We have recently increased our target savings level to $300 million which we expect to achieve without affecting either production or our performance in sustainability or health and safety. We are also planning to reduce our spending on exploration by approximately 15% while maintaining our commitments to partners.

Also as a result of market conditions and other factors, we have slowed the development of certain internal growth projects and deferred capital spending. At Quintette, we have delayed the final stage of development for the mine and will not commence production until the steelmaking coal market recovers. We have also slowed the development of Quebrada Blanca Phase 2 in part as a result of market conditions but also because we have identified issues linked to permitting for our existing operations which need to be reviewed in connection with the resubmission of the social environmental impact assessment (“SEIA”) for Phase 2. While the timetable for resubmission of the Phase 2 SEIA is unclear, it is not expected before the fourth quarter of 2014. On this basis, the earliest construction could commence would be early 2016 with first production in 2019. We are also taking action to reduce sustaining capital expenditures.

During the quarter we have made significant progress in improving the efficiency of our mines and lowering our unit costs. However, our overall profitability has been adversely affected by lower commodity prices. We note prices have remained relatively steady for the past two months and that there are encouraging signs from the world’s developed economies. China’s percentage growth rates have slowed, but economic activity continues to increase in absolute terms.

3     Teck Resources Limited 2013 Second Quarter News Release

Profit and Adjusted Profit*

Adjusted profit, which excludes the effect of certain transactions as described in the table below, was $197 million, or $0.34 per share, in the second quarter of 2013 compared with $398 million, or $0.68 per share, in the same period a year ago. The decline in adjusted profit was primarily due to lower prices for our principal products, especially for coal. Partly offsetting the price declines were reduced operating costs resulting from our cost reduction program and lower finance expenses.

Profit attributable to shareholders was $143 million, or $0.25 per share, in the second quarter compared with $354 million or $0.60 per share in the same period last year.

	Three months ended June 30,		Six months ended June 30,
($ in millions)	2013	2012	2013	2012

Profit attributable to shareholders as reported	$143	$354	$462	$612
Add (deduct):
Asset sales and provisions	15	(19)	22	(21)
Foreign exchange losses	18	13	22	19
Derivative (gains) losses	1	12	(1)	(47)
Collective agreement charges	-	38	-	50
Financing items	-	-	-	329
Tax items	20	-	20	-
Adjusted profit	$197	$398	$525	$942
Adjusted earnings per share	$0.34	$0.68	$0.90	$1.60

*
Our financial results are prepared in accordance with International Financial Reporting Standards (“IFRS”). This news release refers to adjusted profit, adjusted earnings per share, EBITDA and gross profit before depreciation and amortization, which are not measures recognized under IFRS in Canada and do not have a standardized meaning prescribed by IFRS or Generally Accepted Accounting Principles (“GAAP”) in the United States. For adjusted profit we adjust profit attributable to shareholders as reported to remove the effect of certain kinds of transactions in these measures. EBITDA is profit attributable to shareholders before net finance expense, income taxes, depreciation and amortization. Gross profit before depreciation and amortization is gross profit with depreciation and amortization added back. These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. We disclose these measures, which have been derived from our financial statements and applied on a consistent basis, because we believe they are of assistance in understanding the results of our operations and financial position and are meant to provide further information about our financial results to investors.

4     Teck Resources Limited 2013 Second Quarter News Release

Business Unit Results

Our business unit results are presented in the tables below.

Three Months ended June 30
($ in millions)	Revenues		Gross profit before depreciation and amortization		Gross profit
	2013	2012	2013	2012	2013	2012

Copper	$693	$731	$338	$368	$240	$286
Coal	1,002	1,362	444	719	277	569
Zinc	455	467	87	50	63	25
Energy	2	1	2	-	2	-
Total	$2,152	$2,561	$871	$1,137	$582	$880

Gross profit before depreciation and amortization from our copper business unit decreased by $30 million in the second quarter compared with a year ago primarily as a result of lower copper prices and reduced by-product revenues. This was partially offset by lower unit operating costs and slightly higher sales volumes in the period due to timing of shipments. The port that serves the Quebrada Blanca mine experienced a strike in the first quarter of 2013 that resulted in a portion of sales being shifted into the second quarter. Copper production was 85,000 tonnes in the second quarter, or 6% lower than last year, as a result of slightly lower ore grades and mill throughput at Highland Valley Copper and a declining production base at Quebrada Blanca. Copper prices averaged US$3.24 per pound in the second quarter of 2013 compared with US$3.57 per pound a year ago. Cash unit costs, before by-product credits, declined to US$2.07 per pound compared with US$2.14 per pound in the second quarter of 2012. Cash unit costs after by-product credits were US$1.70 per pound compared with US$1.63 per pound in the second quarter of 2012 as a result of a reduction in molybdenum and other by-product credits.

Gross profit before depreciation and amortization from our coal business unit declined by $275 million in the second quarter compared with the same period a year ago due to significantly lower coal prices, partly offset by lower unit operating costs. The average coal price of US$156 per tonne in the second quarter was 23% lower than the same quarter a year ago, due to weaker steelmaking coal market conditions and a corresponding reduction in spot pricing levels. Coal sales of 6.3 million tonnes in the second quarter were 6% lower than the same period last year. Coal sales reached a new record high of 12.9 million tonnes, a 7% increase over the first half of 2012 and nearly half a million tonnes above the previous record established in 2004. Our long-term relationships and agreements provide a level of certainty on volumes, and supported the record high deliveries to customers for the first half of 2013. Production in the second quarter of 6.0 million tonnes was 5% higher than the same period a year ago. The cost of product sold in the second quarter, before transportation and depreciation charges, was $50 per tonne, or $9 per tonne lower than in the same quarter in 2012. Cost reduction efforts at the mines, which accompanied the reduction in production levels beginning in mid-August 2012, have been successful and are ongoing.

Gross profit from our zinc business unit, before depreciation and amortization and Trail’s one-time labour settlement charge of $51 million in 2012, decreased by $14 million compared with a year ago. The decrease was primarily due to substantially lower silver revenues from Trail and to a lesser extent, lower zinc prices in the period. Red Dog’s zinc production rose by 7% to

5     Teck Resources Limited 2013 Second Quarter News Release

138,700 tonnes, primarily due to increased throughput, and sales volumes were 26% ahead of last year due to the timing of sales. Production volumes and sales in the second quarter at Trail remained similar to a year ago.

Revenues

Revenues from operations were $2.2 billion in the second quarter compared with $2.6 billion a year ago. Revenues from our copper business unit declined by $38 million from a year ago as lower copper prices and molybdenum revenues were partially offset by higher copper sales volumes. Coal revenues decreased by $360 million compared with the second quarter of 2012 as a result of substantially lower coal prices and a 6% decline in sales volumes. Revenues from our zinc business unit remained similar to a year ago as higher zinc sales from Red Dog offset significantly lower silver revenues from Trail and a modest decline in zinc prices in the period.

Average Prices and Exchange Rates*

	Three months			Six months
	ended June 30,			ended June 30,
	2013	2012	% Change	2013	2012	% Change

Copper (LME Cash - US$/pound)	3.24	3.57	-9%	3.42	3.67	-7%
Coal (realized - US$/tonne)	156	202	-23%	159	212	-25%
Zinc (LME Cash - US$/pound)	0.83	0.87	-5%	0.88	0.90	-2%
Silver (LME PM fix – US$/ounce)	23	29	-21%	26	31	-16%
Molybdenum (published price - US$/pound)	11	14	-21%	11	14	-21%
Lead (LME Cash - US$/pound)	0.93	0.90	+3%	0.99	0.92	+8%
Cdn/U.S. exchange rate (Bank of Canada)	1.02	1.01	+1%	1.02	1.01	+1%

*
Except for coal prices, the average commodity prices disclosed above are based on published benchmark prices and are provided for information only. Our actual revenues are determined using commodity prices and other terms and conditions specified in our various sales contracts with our customers. The molybdenum price is the price published in Platts Metals Week.

Our year-to-date business unit results are presented in the table below:

Six Months ended June 30
($ in millions)	Revenues		Gross profit before depreciation and amortization		Gross profit
	2013	2012	2013	2012	2013	2012

Copper	$1,377	$1,484	$689	$746	$493	$586
Coal	2,062	2,560	960	1,422	623	1,167
Zinc	1,040	1,062	213	168	165	119
Energy	3	2	3	1	2	-
Total	$4,482	$5,108	$1,865	$2,337	$1,283	$1,872

6     Teck Resources Limited 2013 Second Quarter News Release

BUSINESS UNIT RESULTS

The table below shows our production and sales of our major products.

Units (000's)		Production				Sales
		Second Quarter		Year-to-date		Second Quarter		Year-to-date
(note 1)		2013	2012	2013	2012	2013	2012	2013	2012

Principal products

Copper
Contained in concentrate	tonnes	70	72	139	135	69	67	140	132
Cathode	tonnes	15	18	29	36	18	18	29	36
		85	90	168	171	87	85	169	168

Coal	tonnes	6,014	5,707	12,248	11,972	6,285	6,716	12,863	12,021

Zinc
Contained in concentrate	tonnes	161	149	308	296	97	79	221	214
Refined	tonnes	70	69	144	143	70	69	143	145

Other products
Lead
Contained in concentrate	tonnes	25	24	48	47	-	-	-	-
Refined	tonnes	21	22	42	43	21	21	41	43

Molybdenum
Contained in concentrate	pounds	2,042	3,234	4,418	6,204	1,823	3,280	4,291	6,390

(1)
We include 100% of production and sales from our Highland Valley Copper, Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we own 97.5%, 76.5% and 90%, respectively, of these operations, because we fully consolidate their results in our financial statements. We include 22.5% of production and sales from Antamina, representing our proportionate equity interest in Antamina.

7     Teck Resources Limited 2013 Second Quarter News Release

REVENUES AND GROSS PROFIT
QUARTER ENDED JUNE, 30

Our revenue, gross profit before depreciation and amortization, and gross profit by business unit are summarized in the table below:

($ in millions)	Revenues		Gross profit before depreciation and amortization		Gross profit
	2013	2012	2013	2012	2013	2012

Copper
Highland Valley Copper	$205	$227	$89	$114	$62	$87
Antamina	189	207	143	159	128	153
Quebrada Blanca	127	137	42	49	16	25
Carmen de Andacollo	140	126	52	37	31	18
Duck Pond	26	34	8	12	(1)	6
Other	6	-	4	(3)	4	(3)
	693	731	338	368	240	286

Coal (note 1)	1,002	1,362	444	719	277	569

Zinc
Trail	408	434	16	(11)	4	(24)
Red Dog	96	75	68	58	56	46
Other	1	2	3	3	3	3
Inter-segment sales	(50)	(44)	-	-	-	-
	455	467	87	50	63	25

Energy	2	1	2	-	2	-
TOTAL	$2,152	$2,561	$871	$1,137	$582	$880

(1)
Our coal business unit represents our interest in six operating mines. We wholly own the Fording River, Coal Mountain, Line Creek and Cardinal River mines, and have a 95% partnership interest in the Elkview mine and an 80% interest in the Greenhills mine.

8     Teck Resources Limited 2013 Second Quarter News Release

REVENUES AND GROSS PROFIT
SIX MONTHS ENDED JUNE 30

Our revenue, gross profit before depreciation and amortization, and gross profit by business unit are summarized in the table below:

($ in millions)	Revenues		Gross profit before depreciation and amortization		Gross profit
	2013	2012	2013	2012	2013	2012

Copper
Highland Valley Copper	$456	$447	$223	$224	$163	$177
Antamina	346	413	253	312	225	300
Quebrada Blanca	209	273	60	96	11	47
Carmen de Andacollo	313	281	131	95	87	55
Duck Pond	46	68	18	22	3	10
Other	7	2	4	(3)	4	(3)
	1,377	1,484	689	746	493	586

Coal (note 1)	2,062	2,560	960	1,422	623	1,167

Zinc
Trail	908	929	57	29	33	4
Red Dog	240	228	151	134	127	110
Other	3	4	5	5	5	5
Inter-segment sales	(111)	(99)	-	-	-	-
	1,040	1,062	213	168	165	119

Energy	3	2	3	1	2	-
TOTAL	$4,482	$5,108	$1,865	$2,337	$1,283	$1,872

(1)
Our coal business unit represents our interest in six operating mines. We wholly own the Fording River, Coal Mountain, Line Creek and Cardinal River mines, have a 95% partnership interest in the Elkview mine and an 80% interest in the Greenhills mine.

9     Teck Resources Limited 2013 Second Quarter News Release

COPPER

Highland Valley Copper (97.5%)

Operating results at the 100% level are summarized in the following table:

	Three months ended		Six months ended
	June 30,		June 30,
	2013	2012	2013	2012

Tonnes milled (000's)	11,552	11,894	22,816	22,768

Copper
Grade (%)	0.27	0.28	0.28	0.25
Recovery (%)	82.3	82.9	84.6	83.9
Production (000's tonnes)	25.5	27.3	54.0	47.4
Sales (000's tonnes)	24.8	25.6	56.1	48.7

Molybdenum
Production (million pounds)	1.5	2.6	3.4	4.8
Sales (million pounds)	1.4	2.4	3.3	4.7

Cost of sales ($ millions)
Operating	$109	$105	$217	$207
Distribution	$7	$8	$16	$16
Depreciation and amortization	$27	$27	$60	$47

Gross profit summary ($ millions) (note 1)
Before depreciation and amortization	$89	$114	$223	$224
Depreciation and amortization	(27)	(27)	(60)	(47)
After depreciation and amortization	$62	$87	$163	$177

(1)	Results do not include a provision for the 2.5% non-controlling interest in Highland Valley Copper.

The decline in Highland Valley Copper's second quarter gross profit before depreciation and amortization was primarily due to lower copper prices, reduced molybdenum revenues and slightly lower sales volumes.

Copper production of 25,500 tonnes in the second quarter was 7% lower than a year ago primarily as a result of lower mill throughput and lower ore grades. Production in the quarter and year has been affected by scheduled downtime to tie in components of the mill optimization project to the existing mill. This has also lead to increased costs during these periods. Capitalized stripping costs in the second quarter of 2013 were $25 million compared with $23 million a year ago.

Molybdenum production declined by 1.1 million pounds, or 42%, compared with the same period a year ago primarily due to lower ore grades.

The mill optimization project is progressing well with construction 52% complete. The new pebble crushing circuit will be connected to the existing grinding lines in the third quarter which

10     Teck Resources Limited 2013 Second Quarter News Release

will require a one month shutdown for part of the mill with lower production anticipated. The project is on schedule for completion by the end of 2013. While production will decline in the third quarter as a result of the mill shutdown, we expect to meet our production guidance for the year as the mill is expected to increase throughput and production in the fourth quarter.

Exploration drilling activity in the Bethlehem and Valley pits increased during the quarter with nine drill rigs currently active.

11     Teck Resources Limited 2013 Second Quarter News Release

Antamina (22.5%)

Operating results at the 100% level are summarized in the following table:

	Three months ended		Six months ended
	June 30,		June 30,
	2013	2012	2013	2012

Tonnes milled (000's)
Copper-only ore	7,387	7,796	14,452	14,182
Copper-zinc ore	5,037	4,499	8,302	8,275

	12,424	12,295	22,754	22,457
Copper (note 1)
Grade (%)	1.03	1.01	0.96	1.03
Recovery (%)	86.5	86.4	85.3	86.5
Production (000's tonnes)	106.9	106.9	184.2	201.7
Sales (000's tonnes)	98.2	100.6	172.4	194.9

Zinc (note 1)
Grade (%)	2.22	1.84	2.28	1.85
Recovery (%)	85.5	79.9	85.5	79.7
Production (000's tonnes)	90.2	64.2	157.5	123.5
Sales (000's tonnes)	79.1	64.1	135.6	111.6

Molybdenum
Production (million pounds)	2.5	3.0	4.6	6.4
Sales (million pounds)	1.9	3.2	4.3	7.6

Cost of sales (US$ millions)
Operating	$149	$142	$280	$293
Distribution	$27	$27	$46	$51
Royalties and other (note 2)	$22	$47	$51	$103
Depreciation and amortization	$64	$31	$120	$58

Gross profit summary (our 22.5% share) ($ millions)
Before depreciation and amortization	$143	$159	$253	$312
Depreciation and amortization	(15)	(6)	(28)	(12)
After depreciation and amortization	$128	$153	$225	$300

(1)	Copper ore grades and recoveries apply to all of the processed ores. Zinc ore grades and recoveries apply to copper-zinc ores only.
(2)	In addition to royalties paid by Antamina, we also pay a royalty in connection with the acquisition of our interest in Antamina equivalent to 7.4% of our share of cash flow distributed by the mine.

The decrease in our 22.5% share of Antamina’s gross profit before depreciation and amortization in the second quarter was primarily due to lower copper prices. Zinc revenues increased as a result of higher sales volumes, offset by the effect of lower molybdenum prices and sales volumes.

12     Teck Resources Limited 2013 Second Quarter News Release

Mill throughput averaged 137,000 tonnes per day, a 19% increase compared to the first quarter as maintenance problems were resolved. The mix of mill feed in the second quarter was 59% copper-only ore and 41% copper-zinc ore, similar to the same period a year ago. Copper production, on a 100% basis, remained constant compared with a year ago at 106,900 tonnes. Production is measured only when concentrate has been transported to the port so that the effects of high grade throughput and recovery have resulted in higher work-in-progress inventories stored at the mine site. Zinc production increased by 40% to 90,200 tonnes from 67,300 tonnes in the same period a year ago due to higher zinc grades and recoveries. Molybdenum production decreased by 17% in the second quarter compared with a year ago as a result of lower molybdenum grades.

Operating costs in the second quarter were similar to the same period a year ago. Depreciation and amortization expense doubled from the same period last year as a result of the commencement of amortization of Antamina’s major mine and mill expansion in the second half of 2012. Capitalized stripping costs were US$86 million (100% basis) in the second quarter compared with US$58 million in the second quarter of 2012. The increase is primarily a result of higher stripping requirements to maintain increased production rates which follow from the major mine and mill expansion.

13     Teck Resources Limited 2013 Second Quarter News Release

Quebrada Blanca (76.5%)

Operating results at the 100% level are summarized in the following table:

	Three months ended		Six months ended
	June 30,		June 30,
	2013	2012	2013	2012

Tonnes placed (000's)
Heap leach ore	1,340	1,773	3,028	3,226
Dump leach ore	2,679	6,806	5,622	12,244

	4,019	8,579	8,650	15,470
Grade (TCu%) (note 1)
Heap leach ore	0.81	0.91	0.86	0.89
Dump leach ore	0.35	0.43	0.38	0.44

Production (000's tonnes)
Heap leach ore	7.0	9.8	14.6	20.3
Dump leach ore	6.8	6.4	12.7	12.8

	13.8	16.2	27.3	33.1

Sales (000's tonnes)	16.9	16.9	27.0	33.3

Cost of sales (US$ million)
Operating	$81	$85	$143	$172
Distribution	$3	$2	$4	$4
Depreciation and amortization	$26	$24	$49	$49

Gross profit summary ($ millions) (note 2)
Before depreciation and amortization	$42	$49	$60	$96
Depreciation and amortization	(26)	(24)	(49)	(49)
After depreciation and amortization	$16	$25	$11	$47

(1)	TCu% is the percent assayed total copper grade.
(2)	Results do not include a provision for the 23.5% non-controlling interest in Quebrada Blanca.

Quebrada Blanca’s gross profit before depreciation and amortization declined in the second quarter due to lower copper prices. Although gross profit was lower than last year, Quebrada Blanca returned to profitability as a result of our initiatives to reduce the workforce and operating costs that started in the fourth quarter of 2012.

As planned, copper production in the second quarter declined by 15% compared with the same period a year ago. Heap production decreased as a result of processing lower amounts of heap leach ore and lower heap leach grades. As anticipated in the mine plan, the amount of dump leach ore placed dropped significantly during the quarter compared to the same period a year ago and dump leach ore placement is expected to continue at lower rates. Dump production was similar to the prior year as additional fresh material from previously placed inventory was placed under irrigation. Additional fresh material available in current dump leach inventory is expected to support similar dump leach production until the end of the year.

14     Teck Resources Limited 2013 Second Quarter News Release

As sales exceeded production in the quarter, cost of sales in the second quarter included a charge for the drawdown of finished inventory. Production costs before this charge decreased by US$14 million compared with the same period a year ago as a result of cost reduction efforts as noted above. Capitalized stripping costs in the second quarter were US$14 million compared with US$10 million in the second quarter of 2012.

Carmen de Andacollo (90%)

Operating results at the 100% level are summarized in the following table:

	Three months ended		Six months ended
	June 30,		June 30,
	2013	2012	2013	2012

Tonnes milled (000’s)	4,291	4,063	8,488	7,961
Copper
Grade (%)	0.47	0.51	0.51	0.51
Recovery (%)	87.7	85.1	87.5	86.2
Production (000’s tonnes)	17.9	17.7	37.6	35.3
Sales (000’s tonnes)	18.5	15.9	39.9	33.4

Gold (note 1)
Production (000’s ounces)	17.5	11.8	35.4	24.7
Sales (000’s ounces)	16.8	11.1	36.0	24.2

Copper cathode
Production (000’s tonnes)	1.2	0.8	2.1	2.4
Sales (000’s tonnes)	1.2	0.7	2.0	2.7

Cost of sales (US$ million)
Operating	$80	$83	$165	$173
Distribution	$6	$6	$14	$12
Depreciation and amortization	$21	$19	$44	$40

Gross profit summary ($ millions) (note 2)
Before depreciation and amortization	$52	$37	$131	$95
Depreciation and amortization	(21)	(19)	(44)	(40)
After depreciation and amortization	$31	$18	$87	$55

(1)	Carmen de Andacollo processes 100% of gold mined, but 75% of the gold produced is for the account of Royal Gold Inc.
(2)	Results do not include a provision for the 10% non-controlling interest in Andacollo.

The increase in Carmen de Andacollo’s second quarter gross profit before depreciation and amortization was due to higher sales volumes and reduced unit operating costs, partly offset by lower copper prices.

Copper production in the second quarter rose slightly compared with a year ago as a result of increased mill throughput and improved mill recoveries, partially offset by lower grades.

15     Teck Resources Limited 2013 Second Quarter News Release

Operating costs include a charge for the drawdown or buildup of final inventory. Sales exceeded production in the second quarter of 2013 compared with a buildup of inventory in the second quarter of 2012. Before the change in inventories, production costs declined from US$85 million to US$76 million, a decrease of US$9 million year-over-year, primarily due to lower power costs. On a per-unit basis, operating costs in the second quarter decreased by 17% compared with a year ago. Capitalized stripping costs in the current quarter and prior year were minimal.

Duck Pond (100%)

Duck Pond’s gross profit before depreciation and amortization was $8 million in the second quarter compared with $12 million in the same period a year ago. Copper and zinc production in the second quarter were 3,200 tonnes and 2,300 tonnes, respectively, compared with 3,800 tonnes and 5,500 tonnes, respectively, last year. Copper and zinc sales in the second quarter were 3,500 tonnes and 3,800 tonnes, respectively, compared with 3,700 tonnes and 4,700 tonnes, respectively, last year. The mill started processing ore from the Boundary open pit during the quarter, which has lower zinc grades than the underground ores previously processed.

Copper Development Projects

Quebrada Blanca Phase 2

During the second quarter, detailed design for the Quebrada Blanca Phase 2 project continued. Work also continues on the updated social environmental impact assessment (“SEIA”) for the Phase 2 project. As previously announced, we have identified issues linked to permitting for existing facilities which need to be reviewed in connection with the resubmission of the Phase 2 SEIA. We are now planning to make separate regulatory submissions with respect to these matters before resubmitting the Phase 2 SEIA. While the timing for resubmission of the Phase 2 SEIA will depend to some extent on progress in these separate regulatory submissions, our current expectation is that the Phase 2 SEIA will not be resubmitted before the end of the fourth quarter of 2014. We are reviewing our engineering and procurement activities on the project in light of market conditions and the extended timetable for resubmission of the SEIA.

Relincho

The feasibility study for Relincho is progressing and it is expected to be complete at the end of the fourth quarter of 2013. A new resource and reserve estimate is expected at the completion of the feasibility study. Based on the prefeasibility design, production would average 180,000 tonnes per year of copper and 6,000 tonnes per year of molybdenum over a 22-year mine life, with higher production in the first five years.

16     Teck Resources Limited 2013 Second Quarter News Release

COAL

Teck Coal Partnership (100%)

Operating results at the 100% level are summarized in the following table:

	Three months ended		Six months ended
	June 30,		June 30,
	2013	2012	2013	2012

Production (000's tonnes)	6,014	5,707	12,248	11,972

Sales (000's tonnes)	6,285	6,716	12,863	12,021

Average sale price
US$/tonne	$156	$202	$158	$212
C$/tonne	$159	$203	$160	$213

Cost of sales (C$/tonne)
Operating	$50	$59	$48	$59
Transportation	$39	$37	$38	$36
Depreciation and amortization	$26	$22	$26	$21

Gross profit summary ($ millions)
Before depreciation and amortization	$444	$719	$960	$1,422
Depreciation and amortization	(167)	(150)	(337)	(255)
After depreciation and amortization	$277	$569	$623	$1,167

Gross profit before depreciation and amortization in the second quarter declined compared with last year due primarily to lower coal prices. Sales volumes were lower than in the second quarter of 2012, although sales for the first half of 2013 were higher than in the first half of 2012.

Production in the second quarter was 5% higher than in the same period of 2012. The mines effectively managed inventories and produced coal at a pace which aligned production rates with demand.

Flooding in southeast BC in late June caused minor damage to mine access roads and rail infrastructure in the area, which led to several days of lost production. No key mine infrastructure was damaged and total annual production will not be affected. Sales throughout the period were not impacted as vessels were able to be loaded from existing port inventories. All critical rail and mine access infrastructure was rapidly repaired and is operating normally.

Coal sales of 6.3 million tonnes in the second quarter were 6% lower than the same period last year. The average coal price of US$156 per tonne in the second quarter was 23% lower than the same period a year ago and reflects weaker steelmaking coal market conditions, and a reduction in spot market pricing levels through the quarter.

Coal prices for the third quarter have been agreed on with the majority of the quarterly contract customers based on US$145 per tonne for the highest quality products, which is consistent with prices reportedly achieved by our competitors. We currently expect coal sales in the third

17     Teck Resources Limited 2013 Second Quarter News Release

quarter to be at least 6.4 million tonnes and we are continuing contract discussions with our customers and anticipate selling additional tonnage on the spot market. Vessel nominations for quarterly contract tonnage are determined by customers and final sales and average prices for the quarter will depend on timely arrival of vessels and the performance of our coal-loading facilities.

The cost of product sold in the second quarter, before transportation and depreciation charges, was $50 per tonne compared with $59 per tonne in the same period a year ago. Cost reduction efforts at the mines, which accompanied the reduction in production levels beginning in mid-August 2012, have been successful and are ongoing. Cash production costs in the second quarter were over $16 per tonne lower than a year ago. This decrease resulted from reductions in the consumption of repair parts and minimizing the use of maintenance contractors and contract miners. In addition, costs were positively impacted by reductions in overtime, a hiring freeze, shutdowns of higher cost equipment and shutdowns on statutory holidays. These initiatives continue as part of a coordinated cost reduction initiative across the coal business unit which focuses on productivity improvement in mining, maintenance and processing operations as well as the reduction of input and overhead costs. In the current period capitalized stripping costs were $121 million compared to $161 million a year ago. We expect our 2013 annual cost of product sold to be in the range of $51 to $58 per tonne, based on our current production plans.

Transportation costs in the second quarter were $39 per tonne, $2 per tonne or 5% higher compared with the same quarter a year ago. This increase was primarily due to higher port charges incurred throughout the quarter, resulting from an outage at Neptune Bulk Terminals (“Neptune”) while a new stacker reclaimer was erected and some vessels were loaded at higher cost port facilities. The installation of this piece of equipment was completed on schedule and commissioning is expected to be completed by the end of July. The stacker reclaimer upgrade increases the capacity of Neptune up to 12.5 million tonnes per annum. Detailed engineering work supporting the next expansion phase at Neptune is also underway. This expansion would further increase capacity from 12.5 million tonnes to 18.5 million tonnes. The proposed upgrades will include a second railcar dumper and associated conveying system, a new rail track within the existing rail loop, the replacement of a ship loader and foundation reinforcement of the loading berth. The timetable for this project is dependent on market conditions.

Depreciation and amortization increased by $4 per tonne to $26 per tonne primarily due to the significant increase in capital assets to be depreciated under the new capitalized stripping accounting standard. Also contributing to the increase were investments in capital equipment made over the course of 2012 and first half of 2013, which are now commissioned and operating at our sites. We expect depreciation and amortization expense to be in the range of $26 to $30 per tonne in 2013 as we continue to capitalize and amortize overburden stripping costs.

As a result of a strong performance in the first half of 2013 and a strong sales outlook for the second half, we now expect coal production to be in the range of 24.5 to 25.5 million tonnes in 2013, up from our previous guidance of 24.0 to 25.0 million tonnes.

After reviewing market conditions, we have decided to delay a final decision to place Quintette into production. Our revised project plan will defer $300 million of previously contemplated capital expenditures in 2013 and an additional $350 million in the first part of 2014. We are

18     Teck Resources Limited 2013 Second Quarter News Release

continuing to proceed with detailed engineering work so that if a decision is made in early 2014 to proceed with the reopening, the operation could be in commercial production in mid-2015.

Elk Valley Water Management

On April 15, the Government of British Columbia issued an Area Based Management Plan Order (“Order”), which calls for development of an Elk Valley Water Quality Plan to address the impact of selenium and other substances released by mining activities throughout the watershed, associated economic and social costs and benefits and to establish concentration targets and time-frames required to stabilize and reduce levels of these substances.

The Order establishes a long-term selenium concentration target for Lake Koocanusa, which is currently being met, and which we expect can continue to be achieved using water treatment technologies described in our draft Valley-wide Selenium Management Action Plan submitted to regulators in January 2013.

Terms of Reference, which take into account a range of stakeholder views, are with the Province for approval. Once these are approved, the development of a water management plan is expected to take 12 months. Permitting activities on Line Creek Phase 2 and other projects are continuing and alternative mine plans have been developed to mitigate any potential impacts of permitting delays.

Considerable progress has been achieved on the first water treatment plant at Line Creek, a $105 million investment using proven selenium-removal technology, and the plant is expected to be operating, reducing selenium load into the Elk River system, by mid-2014.

19     Teck Resources Limited 2013 Second Quarter News Release

ZINC

Trail (100%)

Operating results at the 100% level are summarized in the following table:

	Three months ended		Six months ended
	June 30,		June 30,
	2013	2012	2013	2012

Metal production
Zinc (000's tonnes)	70.4	69.5	144.8	143.5
Lead (000's tonnes)	21.0	21.7	41.6	42.7
Silver (million ounces)	4.7	5.2	10.8	10.6

Metal sales
Zinc (000's tonnes)	70.3	68.5	143.2	144.7
Lead (000's tonnes)	20.5	21.0	40.6	42.7
Silver (million ounces)	4.7	5.1	10.5	10.6

Cost of sales ($ millions)
Concentrates	$263	$261	$601	$589
Operating	$100	$158	$194	$258
Distribution	$29	$26	$56	$53
Depreciation and amortization	$12	$13	$24	$25

Gross profit (loss) summary ($ millions)
Before depreciation and amortization	$16	$(11)	$57	$29
Depreciation and amortization	(12)	(13)	(24)	(25)
After depreciation and amortization	$4	$(24)	$33	$4

Gross profit at Trail, before depreciation and amortization and a one-time labour settlement charge of $51 million in 2012, decreased by $24 million due to lower zinc prices and substantially lower silver prices and sales volumes.

Operating costs in the second quarter of 2012 included a one-time charge of $51 million related to a new labour agreement. After adjusting for this, operating costs in the current period were $7 million lower compared with a year ago due to cost reductions for discretionary maintenance and demolition work.

Similar to last year, the annual maintenance shutdowns for both the Kivcet furnace and zinc roasters were completed in the quarter, affecting production levels and operating costs. A longer Kivcet shutdown in April of the current year, combined with accretions in the furnace, resulted in lower production of lead and silver. Silver production in the quarter was further impacted by lower levels of silver in feed materials. Higher zinc production in the current quarter compared to a year ago reflects improved operating efficiencies.

20     Teck Resources Limited 2013 Second Quarter News Release

Second quarter capital spending was $23 million on continued construction of the new acid plant project, bringing the total spending on the project to $68 million with an expected start-up in the second quarter of 2014.

21     Teck Resources Limited 2013 Second Quarter News Release

Red Dog (100%)

Operating results at the 100% level are summarized in the following table:

	Three months ended		Six months ended
	June 30,		June 30,
	2013	2012	2013	2012

Tonnes milled (000's)	965	836	1,838	1,695

Zinc
Grade (%)	16.9	18.8	17.3	18.3
Recovery (%)	85.0	82.5	83.7	83.1
Production (000's tonnes)	138.7	129.6	266.9	257.9
Sales (000's tonnes)	75.1	59.4	182.5	179.9

Lead
Grade (%)	3.9	4.9	3.9	4.8
Recovery (%)	66.2	56.5	66.5	57.0
Production (000's tonnes)	24.9	23.4	47.9	46.8
Sales (000's tonnes)	-	-	-	-

Cost of sales (US$ millions)
Operating	$15	$11	$43	$47
Distribution	$13	$11	$32	$34
Royalties (NANA)	$(1)	$(6)	$13	$12
Depreciation and amortization	$12	$12	$24	$24

Gross profit summary ($ millions)
Before depreciation and amortization	$68	$58	$151	$134
Depreciation and amortization	(12)	(12)	(24)	(24)
After depreciation and amortization	$56	$46	$127	$110

Red Dog’s gross profit in the second quarter before depreciation and amortization rose slightly compared with the same period a year ago primarily as a result of higher zinc sales volumes.

Zinc production in the second quarter rose by 7% compared with a year ago as a result of increased mill throughput and improved mill recoveries though partially offset by lower ore grades.

The 2013 shipping season commenced on July 2, 2013 with planned shipments of 1,039,000 tonnes of zinc concentrate and 174,000 tonnes of lead concentrate compared with 1,043,000 tonnes and 190,000 tonnes respectively, for the 2012 season. Sales volumes of contained zinc metal are estimated at approximately 180,000 tonnes in the third quarter.

22     Teck Resources Limited 2013 Second Quarter News Release

ENERGY

Fort Hills Project

Engineering studies are ongoing to update the design basis for the project and improve the accuracy of cost estimates to facilitate a project sanction decision by the partners in 2013. Suncor, operator of Fort Hills, has indicated that it is developing a cost-driven construction schedule and as a result, should the partners approve the sanction of Phase 1 of the Fort Hills project in 2013, production would not be expected to start before 2017.

Our share of Fort Hills spending in the first half of 2013, including our ongoing earn-in commitments, was $143 million.

Frontier Energy Project

The Frontier project has been designed for up to four production lines with a total capacity of approximately 277,000 barrels per day of bitumen. The first two production lines are planned to have a production capacity of 159,000 barrels per day. Permitting is ongoing and our current expectation is that the environmental assessment process will extend to 2015 at the earliest.

In June we announced the exchange of certain oil sands leases relating to the Frontier project with Shell Canada Energy (“Shell”). The asset exchange significantly reduces the lease boundary interfaces between the Frontier project and Shell's Pierre River Mine project and is anticipated to benefit the economic recovery of oil sands for the parties' respective projects. The leases we acquired in the exchange generally lie east of the Frontier project area and form a continuous series of leases with the Frontier leases. Although the resource estimate for the Frontier project has not yet been updated, we expect that the asset exchange will have a net positive effect on project resources.

In connection with the asset exchange, we and Shell have entered into a projects agreement with respect to future activities on the Frontier and Pierre River projects. Under the projects agreement, among other matters, Teck and Shell will work to minimize certain impacts of their respective projects on the other’s project and on the environment, while maximizing the economic recovery of oil sands along common boundaries and improving the efficiency of both projects.

OTHER COST AND EXPENSES

Financing expenses were $87 million in the second quarter compared with $134 million a year ago. The debt interest component of our finance expense decreased to $91 million from $105 million in the quarter due to the lower interest rates on the new notes issued pursuant to our debt refinancing in 2012. In addition, we capitalized more interest on our development projects, reducing our net interest expense to $61 million compared to $101 million a year ago.

Other operating expense, net of other income, was $82 million in the second quarter compared with $107 million in the second quarter of 2012. Included in other operating expense was $74 million of negative pricing adjustments compared with $84 million in the same period a year ago primarily due to declining copper prices in each period.

23     Teck Resources Limited 2013 Second Quarter News Release

The table below outlines our outstanding receivable positions, which were provisionally valued at March 31, 2013, and our receivable positions provisionally valued at, June 30, 2013.

	Outstanding at		Outstanding at
	March 31, 2013		June 30, 2013
(pounds in millions)	Pounds	US$/lb	Pounds	US$/lb

Copper	141	3.45	103	3.07
Zinc	104	0.85	98	0.83

We recorded $37 million of other non-operating losses which included $17 million of losses on investments in marketable securities primarily related to market value declines and $19 million for foreign exchange losses. In the second quarter of 2012, we recorded $8 million of non-operating losses.

Income and resource taxes for the second quarter were $152 million, or 48% of pre-tax profits, which is higher than the Canadian statutory income tax rate of 26%. The effective higher rate is due to the impact of the recently enacted 1% increase to British Columbia income taxes resulting in a $70 million charge to profits in the quarter. This was partially offset by a reduction in our provision for second stage withholding taxes in Chile as we continue to reinvest there. The tax rate on our adjusted profit was 39% in the second quarter of 2013. We are currently shielded from cash income taxes, but not resource taxes in Canada. We remain subject to cash taxes in foreign jurisdictions.

OPERATING CASH FLOW, FINANCIAL POSITION AND LIQUIDITY

Cash flow from operations, before changes in non-cash working capital items, was $584 million in the second quarter compared with $874 million a year ago with the reduction primarily due to significantly lower coal prices in the quarter.

Changes in non-cash working capital items provided $106 million in cash in the second quarter compared with $91 million in the same period a year ago.

Expenditures on property, plant and equipment were $443 million in the second quarter and included $137 million on sustaining capital and $306 million on major development projects. The largest components of sustaining expenditures were at our coal operations which totalled $51 million. Major development expenditures included $108 million for Highland Valley Copper’s mill optimization project, $97 million on Quebrada Blanca Phase 2 and $50 million at our coal operations, primarily Quintette.

Expenditures on investments and other assets totalled $111 million in the second quarter, the primary component of which was our $72 million share of spending on the Fort Hills oil sands project.

Capitalized stripping costs, excluding capitalized depreciation, were $189 million in the second quarter compared with $219 million a year ago. We expect to capitalize similar amounts each quarter for the remainder of the year.

We have committed and unused bank credit facilities aggregating $2.0 billion maturing in 2018.

24     Teck Resources Limited 2013 Second Quarter News Release

OUTLOOK

We continue to experience volatile markets for our products. Commodity markets have historically been volatile, prices can change rapidly and customers can alter shipment plans. This can have a substantial impact on our business. Ongoing economic uncertainties in Europe and the United States and less robust growth rates in China, India and other emerging markets have impacted both demand and prices for some of our products. While we believe that the longer term fundamentals for steelmaking coal, copper and zinc are favorable, the recent weakness in these markets may well persist for some time. In the meantime, the Company’s financial position is strong. We are taking further steps to manage our capital spending profile and we continuously monitor all aspects of our cost reduction program and key markets as conditions evolve in order to be in a position to take whatever actions may be appropriate.

In the light of short-term price volatility, we have considered whether any of our assets are impaired. Our review did not identify any such assets. Our assets are generally long-lived and valuation is more subject to changes in long-term rather than short term prices. We have not made substantial asset acquisitions in the past five years and assets acquired in 2007 were partially impaired in 2008. Since that time prices for our products have risen substantially and we have continued to depreciate these assets while, in many cases, adding to their reserve base. We will continue to review our assets for impairment as conditions demand and in particular our short-lived assets. Notwithstanding the above, we note that at any time changes in the scope, cost or schedule of our development projects as well as changes in long-term prices or costs could result in asset impairment at our projects or operations.

Capital Expenditures

We are in the process of reviewing capital expenditures for 2013 and 2014 in light of current market conditions with the goal of deferring a substantial portion of both our sustaining and development capital expenditures including reductions approved to date. Our forecast of capital expenditures for 2013 is now approximately $1.85 billion, and could be further reduced as we continue to review these items. This is lower than our previous guidance of $2.0 billion and is summarized in the following table. Reductions to sustaining capital will have a greater effect in 2014 than in 2013 due to lead times and existing commitments. We are currently targeting sustaining capital expenditures of $500 million in 2014.

($ in millions)	Sustaining	Major Enhancement	New Mine Development	Total

Copper	$220	$435	$370	$1,025
Coal	310	60	130	500
Zinc	190	20	-	210
Energy	-	-	90	90
Corporate	20	-	-	20
	$740	$515	$590	$1,845

We do not expect to approve any additional mine development projects in the remainder of the year. The amounts shown above exclude capitalized overburden removal work at operating mines under the provisions of new accounting standards (IFRIC 20) which came into effect in 2013.

25     Teck Resources Limited 2013 Second Quarter News Release

We also expect to invest approximately $300 million in 2013 for our share of costs for the Fort Hills oil sands project, which is accounted for as an investment.

Our revised forecasts for major enhancement projects in 2013 include: $360 million for Highland Valley’s mill optimization project, $40 million for the completion of the Antamina mill expansion; and $60 million at our coal operations, which includes $40 million for the Neptune Terminals expansion. New mine development in 2013 includes $270 million for Quebrada Blanca Phase 2, $65 million for Relincho, $130 million for Quintette and $90 million for our Frontier oil sands project.

The amount and timing of actual capital expenditures is also dependent upon being able to secure permits, equipment, supplies, materials and labour on a timely basis and at expected costs to enable the projects to be completed as currently anticipated. We may change capital spending plans for the balance of this year and next, depending on commodity markets, our financial position, results of feasibility studies and other factors.

Foreign Exchange, Debt Revaluation and Interest Expense

The sales of our products are denominated in U.S. dollars, while a significant portion of our expenses are incurred in local currencies, particularly the Canadian dollar. Foreign exchange fluctuations can have a significant effect on our operating margins, unless such fluctuations are offset by related changes to commodity prices.

Our U.S. dollar denominated debt is subject to revaluation based on changes in the Canadian/U.S. dollar exchange rate. As at June 30, 2013, all of our U.S. dollar denominated debt is designated as a hedge against our U.S. dollar denominated foreign operations. As a result, any foreign exchange gains or losses arising on our designated U.S. dollar debt are recorded in other comprehensive income.

FINANCIAL INSTRUMENTS AND DERIVATIVES

We hold a number of financial instruments and derivatives, which are recorded on our balance sheet at fair value with gains and losses in each period included in other comprehensive income and profit for the period as appropriate. The most significant of these instruments are marketable securities, foreign exchange forward sales contracts, metal-related forward contracts and settlements receivable and payable. Some of our gains and losses on metal-related financial instruments are affected by smelter price participation and are taken into account in determining royalties and other expenses. All are subject to varying rates of taxation depending on their nature and jurisdiction.

26     Teck Resources Limited 2013 Second Quarter News Release

QUARTERLY EARNINGS AND CASH FLOW

(in millions, except for share data)	2013		2012				2011
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Revenues	$2,152	$2,330	$2,730	$2,505	$2,561	$2,547	$2,972	$3,380

Gross profit	582	701	825	827	880	992	1,212	1,571

EBITDA	670	902	653	862	933	848	1,304	1,660

Profit (note 1)	143	319	199	257	354	258	637	814

Earnings per share	$0.25	$0.55	$0.34	$0.44	$0.60	$0.44	$1.08	$1.38

Cash flow from operations	690	763	912	729	965	813	1,199	1,383

(1)	Attributable to shareholders of the company.
(2)	Information for 2011 has not been restated for IFRIC 20, Production Stripping Costs (see Note 11(c)).

OUTSTANDING SHARE DATA

As at July 24, 2013 there were 566.9 million Class B subordinate voting shares and 9.4 million Class A common shares outstanding. In addition, there were 8.5 million director and employee stock options outstanding with exercise prices ranging between $4.15 and $58.80 per share. More information on these instruments and the terms of their conversion is set out in Note 21 of our 2012 year end financial statements.

The Toronto Stock Exchange (“TSX”) has accepted our notice of intention to make a normal course issuer bid to purchase our Class B subordinate voting shares. Under the normal course issuer bid, we may purchase up to 20 million Class B subordinate voting shares during the period starting June 28, 2013 and ending on June 27, 2014, representing approximately 3.53% of the outstanding Class B subordinate voting shares, or 4.39% of the public float, as of June 19, 2013.

We will make any purchases through the facilities of the TSX, the New York Stock Exchange or any other exchanges or alternative trading systems in both Canada and the United States, if eligible, or by such other means as may be permitted under the TSX’s regulations, including private agreements under an issuer bid exemption order or block purchases in accordance with the applicable regulations. Purchases made by way of private agreements under an issuer bid exemption order issued by a securities regulatory authority will be at a discount to the prevailing market price as provided in the exemption order. Daily purchases will be limited to 526,427 Class B subordinate voting shares in accordance with the TSX’s rules, except pursuant to permitted exceptions. The actual number of Class B subordinate voting shares to be purchased and the timing of any such purchases will be determined by us from time to time as market conditions warrant. All repurchased shares will be cancelled.  Security holders may obtain a copy of the notice of intention, without charge, by request directed to the attention of our Corporate Secretary, at our offices located at Suite 3300-550 Burrard Street, Vancouver, British Columbia, V6C 0B3.

27     Teck Resources Limited 2013 Second Quarter News Release

INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There have been no changes in our internal control over financial reporting during the quarter ended June 30, 2013 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

ADOPTION OF NEW AND AMENDED IFRS PRONOUNCEMENTS

Effective January 1, 2013, we have adopted several new and amended IFRS pronouncements and have applied them to our results in accordance with the transitional provisions outlined in the respective standards. The new pronouncements were described in detail in our 2013 first quarter news release. The new pronouncements that affected our previously reported financial statements are outlined below and in Note 11 to our condensed interim consolidated financial statements for the three months ended June 30, 2013.

Pronouncements Affecting Our Financial Results

The adoption of the following new and amended IFRS pronouncements has resulted in adjustments to how we determine our current and previously reported figures as described below.

Production stripping costs

IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine (“IFRIC 20”) provides guidance on how to account for overburden waste stripping costs in the production phase of a surface mine. Stripping activities that improve access to ore are considered to be an addition or enhancement of an existing asset and accordingly these costs should be capitalized.

The adoption of IFRIC 20 resulted in an increase in the capitalization of stripping activity assets on our consolidated balance sheet and an increase in our profit and earnings per share as costs that would have been expensed under our previous accounting policy are now being capitalized and amortized on a units-of-production basis in the subsequent periods. Inventories were adjusted to capitalize production stripping costs and the depreciation of stripping activity assets is included in the cost of inventories.

The adoption of IFRIC 20 has significantly increased our capitalization of production stripping costs compared to our previous accounting policy. During the three and six months ended June 30, 2013, we capitalized $203 million and $426 million of stripping activity assets, respectively, primarily at our coal operations. We recorded depreciation expense on stripping activity assets of $70 million and $139 million, respectively, during the three and six months ended June 30, 2013. We have described the effect of IFRIC 20 on our profit and business unit results throughout this management’s discussion and analysis.

This new pronouncement has no effect on our cash balance, our total cash flow (other than the presentation in our cash flow statement) or how we operate our mines.

28     Teck Resources Limited 2013 Second Quarter News Release

Post-employment benefits

IAS 19, Employee Benefits (“IAS 19”), has amendments related to defined benefit pension plans that eliminate the option to defer certain actuarial gains and losses on the balance sheet. The amendments also require any remeasurement gains or losses, including actuarial gains and losses, to be recognized immediately and presented in other comprehensive income, eliminating the option to recognize and present these amounts through the income statement. The amendments to IAS 19 also require one discount rate be applied to the net defined benefit asset or liability for the purposes of determining the interest element of the defined benefit cost and require the recognition of unvested past service cost awards into profit immediately. There is also a requirement to change the presentation of finance income and finance expense to present both as a net finance expense (income) amount in the consolidated financial statements. Additional disclosures are required to present more information about the characteristics, amounts recognized and risks related to defined benefit plans.

The adoption of the amendments to IAS 19 did not have a significant effect on our results for the three and six months ended June 30, 2013 and we will incorporate the amended disclosure requirements for IAS 19 in our annual consolidated financial statements as at December 31, 2013.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws. All statements other than statements of historical fact are forward-looking statements. These forward-looking statements, principally under the heading “Outlook,” but also elsewhere in this document, include estimates, forecasts, and statements as to management’s expectations with respect to, among other things, anticipated costs and production at our business units and individual operations and expectation that we will meet our production guidance, sales volume and selling prices for our products (including settlement of coal contracts with customers), plans and expectations for our development projects, including resulting increases in forecast operating costs and costs of product sold, expected production, expected progress, costs and outcomes of our various projects and investments, including but not limited to those described in the discussions of our operations, the potential savings that may be realized under our cost reduction program and the identification of further savings, the sensitivity of our profit to changes in commodity prices and exchange rates, the impact of potential production disruptions, the impact of currency exchange rates, future trends for the company, progress in development of mineral properties, timing of completion, and results of our mill optimization project program at Highland Valley Copper, statements under the heading “Copper Development Projects,” including the expected timing of re-filing the SEIA, and commercial production, for Quebrada Blanca Phase 2, the timing of the feasibility study for Relincho, statements under the heading “Coal” regarding expected sales levels, cost of product sold, annual transportation costs and depreciation and amortization expense, the timing of final approval and production from the Quintette coal mine, proposed upgrades at Neptune and the expected results of those upgrades, our expectation that we can continue to achieve long-term selenium concentration targets, the timing of operation of our water treatment plant at Line Creek, timing of expected start-up of the acid plant at Trail, the statements under the heading “Energy” regarding timing of project sanction and approval decisions, statements under the heading “Outlook” regarding anticipated capital expenditures and demand and market outlook for commodities and the lives of our assets and the sensitivity

29     Teck Resources Limited 2013 Second Quarter News Release

of their valuation to changes in commodity prices. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary materially.

These statements are based on a number of assumptions, including, but not limited to, assumptions regarding general business and economic conditions, the supply and demand for, deliveries of, and the level and volatility of prices of, zinc, copper and coal and other primary metals and minerals as well as oil, and related products, the timing of the receipt of regulatory and governmental approvals for our development projects and other operations, our costs of production and production and productivity levels, as well as those of our competitors, power prices, continuing availability of water and power resources for our operations, market competition, the accuracy of our reserve estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based, conditions in financial markets, the future financial performance of the company, assumptions regarding the impact of our cost reduction program on our operations, our ability to attract and retain skilled staff, our ability to procure equipment and operating supplies, positive results from the studies on our expansion projects, our coal and other product inventories, our ability to secure adequate transportation for our products, our ability to obtain permits for our operations and expansions, our ongoing relations with our employees and business partners and joint venturers. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices, changes in market demand for our products, changes in interest and currency exchange rates, acts of foreign governments and the outcome of legal proceedings, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, adverse weather conditions and unanticipated events related to health, safety and environmental matters), union labour disputes, political risk, social unrest, failure of customers or counterparties to perform their contractual obligations, changes in our credit ratings, unanticipated increases in costs to construct our development projects, difficulty in obtaining permits, inability to address concerns regarding permits of environmental impact assessments, and changes or further deterioration in general economic conditions. Our Fort Hills project is not controlled by us and construction, sanction and production schedules may be adjusted by our partner.

Statements concerning future production costs or volumes, and the sensitivity of the company’s profit to changes in commodity prices and exchange rates are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies. Statements regarding anticipated coal sales volumes and average coal prices for the quarter depend on timely arrival of vessels and performance of our coal-loading facilities, as well as the level of spot pricing sales.

30     Teck Resources Limited 2013 Second Quarter News Release

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2012, filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F.

WEBCAST

Teck will host an Investor Conference Call to discuss its Q2/2013 financial results at 11:00 AM Eastern time, 8:00 AM Pacific time, on Thursday, July 25, 2013. A live audio webcast of the conference call, together with supporting presentation slides, will be available at our website at www.teck.com. The webcast is also available at www.earnings.com. The webcast will be archived at www.teck.com.

31     Teck Resources Limited 2013 Second Quarter News Release

Teck Resources Limited
Consolidated Statements of Income
(Unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
(Cdn$ in millions, except for share data)	2013	2012	2013	2012

Revenues	$2,152	$2,561	$4,482	$5,108

Cost of sales	(1,570)	(1,681)	(3,199)	(3,236)
Gross profit	582	880	1,283	1,872

Other operating expenses
General and administration	(34)	(34)	(68)	(62)
Exploration	(25)	(34)	(39)	(58)
Research and development	(4)	(4)	(6)	(9)
Other operating income (expense) (Note 2)	(82)	(107)	(100)	(27)
Profit from operations	437	701	1,070	1,716

Finance income	1	7	2	12
Finance expense (Note 3)	(87)	(134)	(175)	(282)
Non-operating income (expense) (Note 4)	(37)	(8)	(50)	(355)
Share of profit (losses) of associates	-	(1)	(1)	(4)
Profit before tax	314	565	846	1,087

Provision for income and resource taxes	(152)	(195)	(355)	(434)
Profit for the period	$162	$370	$491	$653

Profit attributable to:
Shareholders of the company	$143	$354	$462	$612
Non-controlling interests	19	16	29	41
Profit for the period	$162	$370	$491	$653

Earnings per share
Basic	$0.25	$0.60	$0.80	$1.04

Diluted	$0.25	$0.60	$0.79	$1.04

Weighted average shares outstanding (millions)	578.7	585.9	580.4	586.0

Shares outstanding at end of period (millions)	576.2	586.0	576.2	586.0

32     Teck Resources Limited 2013 Second Quarter News Release

Teck Resources Limited
Consolidated Statements of Comprehensive Income
(Unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
(Cdn$ in millions)	2013	2012	2013	2012

Profit	$162	$370	$491	$653

Other comprehensive income (loss) in the period
Items that may be reclassified to profit
Currency translation differences (net of taxes of $34, $15, $53 and $(1))	80	67	128	21
Available-for-sale financial instruments (net of taxes of $14, $17, $22 and $(2))	(102)	(132)	(161)	10
Cash flow hedges (net of taxes of $2, $nil, $2, and $nil)	(6)	-	(6)	(1)
	(28)	(65)	(39)	30
Items that will not be reclassified to profit
Remeasurements for retirement benefit plans (net of taxes of $(43), $17, $(75) and $21)	87	(38)	161	(45)
Total other comprehensive income (loss) for the period	59	(103)	122	(15)
Total comprehensive income for the period	$221	$267	$613	$638

Other comprehensive income (loss) attributable to:
Shareholders of the company	56	(105)	117	(14)
Non-controlling interests	3	2	5	(1)
	$59	$(103)	$122	$(15)

Comprehensive income attributable to:
Shareholders of the company	$199	$249	$579	$598
Non-controlling interests	22	18	34	40
	$221	$267	$613	$638

33     Teck Resources Limited 2013 Second Quarter News Release

Teck Resources Limited
Consolidated Statements of Cash Flows
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
(Cdn$ in millions)	2013	2012	2013	2012

Operating activities
Profit	$162	$370	$491	$653
Items not affecting cash
Depreciation and amortization	289	257	582	465
Provision for deferred income and resource taxes	46	70	115	163
Share of loss of associates	-	1	1	4
Gain on sale of investments and assets	-	(23)	-	(26)
Unrealized loss (gain) on derivatives	-	13	-	(53)
Foreign exchange loss	19	16	24	23
Loss on debt repurchase	-	-	-	414
Finance expense	87	134	175	282
Other	(19)	36	(28)	13
	584	874	1,360	1,938
Net change in non-cash working capital items	106	91	93	(160)
	690	965	1,453	1,778
Investing activities
Purchase of property, plant and equipment	(443)	(382)	(831)	(681)
Mine development	(189)	(219)	(399)	(408)
Expenditures on financial investments and other assets	(111)	(41)	(193)	(209)
Acquisition of SilverBirch Energy Corporation	-	(432)	-	(432)
Proceeds from the sale of investments and other assets	2	1	4	6
	(741)	(1,073)	(1,419)	(1,724)
Financing activities
Issuance of debt	-	-	-	983
Repayment of debt	(6)	(14)	(18)	(1,302)
Debt interest paid	(31)	(93)	(174)	(231)
Issuance of Class B subordinate voting shares	-	1	-	1
Purchase and cancellation of Class B subordinate voting shares	(141)	-	(176)	(6)
Dividends paid	-	-	(262)	(235)
Distributions to non-controlling interests	(16)	(11)	(25)	(17)
	(194)	(117)	(655)	(807)

Effect of exchange rate changes on cash and cash equivalents	94	66	153	(11)
Decrease in cash and cash equivalents	(151)	(159)	(468)	(764)

Cash and cash equivalents at beginning of period	2,950	3,800	3,267	4,405
Cash and cash equivalents at end of period	$2,799	$3,641	$2,799	$3,641

34     Teck Resources Limited 2013 Second Quarter News Release

Teck Resources Limited
Consolidated Balance Sheets
(Unaudited)

	June 30,	December 31,
(Cdn$ in millions)	2013	2012

ASSETS

Current assets
Cash and cash equivalents	$2,799	$3,267
Current income and resource taxes receivable	96	141
Trade accounts receivable	1,015	1,285
Inventories	1,788	1,783
	5,698	6,476

Financial and other assets	883	973
Investments in associates	973	828
Property, plant and equipment	25,579	24,937
Deferred income and resource tax assets	176	204
Goodwill	1,662	1,637
	$34,971	$35,055
LIABILITIES AND EQUITY

Current liabilities
Trade accounts payable and other liabilities	$1,216	$1,468
Dividends payable (Note 6 (d))	259	262
Current income and resource taxes payable	61	55
Debt (Note 5)	39	35
	1,575	1,820

Debt (Note 5)	7,569	7,160
Deferred income and resource tax liabilities	5,736	5,581
Retirement benefit liabilities	568	760
Other liabilities and provisions	1,091	1,470

Equity
Attributable to shareholders of the company	18,228	18,075
Attributable to non-controlling interests	204	189
	18,432	18,264
	$34,971	$35,055

35     Teck Resources Limited 2013 Second Quarter News Release

Teck Resources Limited
Consolidated Statements of Changes in Equity
(Unaudited)

	Six months ended June 30,
(Cdn$ in millions)	2013	2012

Class A common shares	$7	$7

Class B subordinate voting shares
Beginning of period	6,699	6,743
Share repurchase	(73)	(2)
Issued on exercise of options	1	2
End of period	6,627	6,743

Retained earnings
Beginning of period	11,291	10,850
Profit for the period attributable to shareholders of the company	462	612
Dividends declared	(259)	(234)
Share repurchase	(102)	(4)
Remeasurements for retirement benefit plans	161	(45)
End of period	11,553	11,179

Contributed surplus
Beginning of period	113	97
Share-based payment expense	7	7
Transfer to Class B subordinate voting shares on exercise of options	-	(1)
End of period	120	103

Accumulated other comprehensive income (loss) attributable to shareholders of the company (Note 6(b))
Beginning of period	(35)	16
Other comprehensive income (loss)	117	(14)
Less remeasurements for retirement benefit plans recorded in retained earnings	(161)	45
End of period	(79)	47

Non-controlling interests
Beginning of period	189	172
Profit for the period attributed to non-controlling interests	29	41
Other comprehensive income (loss)	5	(1)
Other	6	-
Dividends or distributions	(25)	(17)
End of period	204	195
Total equity	$18,432	$18,274

The accompanying notes are an integral part of these financial statements.

36     Teck Resources Limited 2013 Second Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

1.	BASIS OF PREPARATION

We prepare our consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”).

The condensed interim consolidated financial statements should be read in conjunction with our most recent annual financial statements. These condensed interim consolidated financial statements follow the same accounting policies and methods of application as our most recent annual financial statements, except for those policies which have changed as a result of the adoption of new and amended IFRS pronouncements effective January 1, 2013. Note 11 discloses the effects of the adoption of new and amended IFRS pronouncements on each financial statement line and on earnings per share for all prior periods presented, including the nature and effect of significant changes in accounting policies from those used in our consolidated financial statements for the year ended December 31, 2012.

The Board of Directors authorized these financial statements on July 24, 2013.

2.	OTHER OPERATING INCOME (EXPENSE)

	Three months ended June 30,		Six months ended June 30,
(Cdn$ in millions)	2013	2012	2013	2012

Gain on sale of operating assets	$-	$3	$-	$4
Commodity derivatives	(2)	(2)	1	(4)
Pricing adjustments	(74)	(84)	(96)	10
Share-based compensation (Note 6(a))	2	(1)	6	(7)
Provision for closed properties restoration	12	(9)	21	(8)
Other	(20)	(14)	(32)	(22)
	$(82)	$(107)	$(100)	$(27)

3.	FINANCE EXPENSE

	Three months ended June 30,		Six months ended June 30,
(Cdn$ in millions)	2013	2012	2013	2012

Debt interest	$91	$105	$176	$226
Discount and financing fee amortization	1	4	2	9
Less capitalized borrowing costs	(30)	(4)	(56)	(9)
	62	105	122	226
Interest cost on retirement benefit plans	7	7	14	15
Decommissioning and restoration provision accretion	18	20	36	37
Other	-	2	3	4
	$87	$134	$175	$282

37     Teck Resources Limited 2013 Second Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

4.	NON-OPERATING INCOME (EXPENSE)

	Three months ended June 30,		Six months ended June 30,
(Cdn$ in millions)	2013	2012	2013	2012

Foreign exchange losses	$(19)	$(16)	$(24)	$(23)
Other derivative gains (losses)	-	(12)	-	60
Debt repurchase and financing costs	-	-	-	(414)
Provision for marketable securities	(17)	-	(25)	-
Gain on sale of investments	-	20	-	22
Other	(1)	-	(1)	-
	$(37)	$(8)	$(50)	$(355)

5.	DEBT

(Cdn$ in millions)	June 30, 2013		December 31, 2012
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value

5.375% notes due October 2015 (US$300 million)	$315	$343	$297	$330
3.15% notes due January 2017 (US$300 million)	314	324	297	313
3.85% notes due August 2017 (US$300 million)	311	332	294	322
2.5% notes due February 2018 (US$500 million)	521	513	493	510
3.0% notes due March 2019 (US$500 million)	521	512	493	515
4.5% notes due January 2021 (US$500 million)	522	531	493	545
4.75% notes due January 2022 (US$700 million)	731	745	691	774
3.75% notes due February 2023 (US$750 million)	777	723	735	770
6.125% notes due October 2035 (US$700 million)	721	738	681	786
6.0% notes due August 2040 (US$650 million)	680	647	644	747
6.25% notes due July 2041 (US$1,000 million)	1,039	1,014	983	1,182
5.2% notes due March 2042 (US$500 million)	518	446	490	517
5.4% notes due February 2043 (US$500 million)	520	467	492	535
Antamina senior revolving credit facility due April 2015	24	24	22	22
Other	94	94	90	90
	7,608	7,453	7,195	7,958
Less current portion of long-term debt	(39)	(39)	(35)	(35)
	$7,569	$7,414	$7,160	$7,923

The fair values of debt are determined using market values where available and cash flows based on our cost of borrowing for other items.

38     Teck Resources Limited 2013 Second Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

6.	EQUITY

a)	Share-Based Compensation

During the first and second quarters of 2013, we granted 2,143,862 Class B subordinate voting share options to employees. These options have a weighted average exercise price of $33.08, a term of 10 years and vest in equal amounts over three years. The weighted average fair value of Class B subordinate voting share options issued was estimated at $9.80 per share option at the grant date using the Black-Scholes option-pricing model. The option valuations were based on an average expected option life of 4 years, a risk-free interest rate of 1.44%, a dividend yield of 2.89% and an expected volatility of 43%.

During the first and second quarters of 2013, we issued 770,777 deferred and restricted share units to employees and directors. Deferred and restricted share units issued vest immediately for directors and vest in three years for employees. The total number of deferred and restricted share units outstanding at June 30, 2013 was 2,835,041.

A share-based compensation recovery of $6 million (2012 - $7 million expense) was recorded for the six months ended June 30, 2013 in respect of all outstanding share options and units.

b)	Accumulated Other Comprehensive Loss

The components of accumulated other comprehensive loss are:

	June 30,	June 30,	December 31,
(Cdn$ in millions)	2013	2012	2012

Currency translation adjustment	$89	$31	$(39)
Unrealized loss on available-for-sale financial assets (net of tax of $22 and $nil)	(161)	13	-
Unrealized loss on cash flow hedges (net of tax of $2 and $nil)	(6)	-	-
	$(78)	$44	$(39)

Accumulated other comprehensive loss attributable to:
Shareholders of the company	$(79)	$47	$(35)
Non-controlling interests	1	(3)	(4)
	$(78)	$44	$(39)

c)	Normal Course Issuer Bid

Under our previous normal course issuer bid, during the 12 month period commencing on June 27, 2012, we purchased an aggregate of 10 million Class B subordinate voting shares of which 5 million were purchased in the second quarter of 2013. In June 2013, we renewed our normal course issuer bid, under which we may purchase up to 20 million Class B subordinate voting shares during the period starting June 28, 2013 and ending on June 27, 2014.

d)	Dividends

Dividends of $0.45 per share were declared on our Class A common shares and Class B subordinate voting shares with a record date of June 14, 2013 and were paid on July 2, 2013.

39     Teck Resources Limited 2013 Second Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

6.	EQUITY, continued

e)	Remeasurements for Retirement Benefit Programs

During the second quarter, the revaluation of our defined benefit plans generated a $130 million pre-tax gain through other comprehensive income. Approximately $146 million of this gain was generated by a 40 basis points increase in the discount rate used to value obligations offset by a loss of $16 million due to our pension assets’ performance, which was below actuarial assumptions for the period.

In determining our retirement benefit liabilities, the following rates have been used:

	June 30, 2013	March 31, 2013	December 31, 2012

Discount rate for defined benefit plans	4.40%	4.00%	3.90%

7.	SEGMENT INFORMATION

Based on the principal products we produce and our development projects, we have five reportable segments - copper, coal, zinc, energy and corporate - which is the way we report information to our Chief Executive Officer. The corporate segment includes all of our initiatives in other commodities, our corporate growth activities and groups that provide administrative, technical, financial and other support to all of our business units. Other operating expenses include general and administration costs, exploration, research and development, and other operating income (expense). Sales between segments are carried out at arm’s length.

	Three months ended June 30, 2013
(Cdn$ in millions)	Copper	Coal	Zinc	Energy	Corporate	Total

Segment revenues	693	1,002	505	2	-	2,202
Less: Inter-segment revenues	-	-	(50)	-	-	(50)
Revenues	693	1,002	455	2	-	2,152
Gross profit	240	277	63	2	-	582
Other operating income (expenses)	(97)	-	(5)	-	(43)	(145)
Profit from operations	143	277	58	2	(43)	437

Net finance expense	(4)	(13)	(9)	-	(60)	(86)
Non-operating income (expenses)	-	-	-	(2)	(35)	(37)
Share of profit (loss) from associates	-	-	-	-	-	-
Profit before tax	139	264	49	-	(138)	314
Capital expenditures	349	222	54	-	7	632

40     Teck Resources Limited 2013 Second Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

7.	SEGMENT INFORMATION, continued

	Three months ended June 30, 2012
(Cdn$ in millions)	Copper	Coal	Zinc	Energy	Corporate	Total

Segment revenues	731	1,362	511	1	-	2,605
Less: Inter-segment revenues	-	-	(44)	-	-	(44)
Revenues	731	1,362	467	1	-	2,561
Gross profit	286	569	25	-	-	880
Other operating income (expenses)	(88)	-	(19)	-	(72)	(179)
Profit from operations	198	569	6	-	(72)	701

Net finance expense	(4)	(14)	(5)	-	(104)	(127)
Non-operating income (expenses)	-	-	-	-	(8)	(8)
Share of losses of associates	-	-	-	-	(1)	(1)
Profit before tax	194	555	1	-	(185)	565
Capital expenditures	238	288	62	5	8	601

	Six months ended June 30, 2013
(Cdn$ in millions)	Copper	Coal	Zinc	Energy	Corporate	Total

Segment revenues	1,377	2,062	1,151	3	-	4,593
Less: Inter-segment revenues	-	-	(111)	-	-	(111)
Revenues	1,377	2,062	1,040	3	-	4,482
Gross profit	493	623	165	2	-	1,283
Other operating income (expenses)	(131)	-	(4)	-	(78)	(213)
Profit from operations	362	623	161	2	(78)	1,070

Net finance expense	(8)	(25)	(18)	-	(122)	(173)
Non-operating income (expenses)	-	-	-	(2)	(48)	(50)
Share of profit (loss) from associates	-	-	-	-	(1)	(1)
Profit before tax	354	598	143	-	(249)	846
Capital expenditures	608	463	100	46	13	1,230
Goodwill	459	1,203	-	-	-	1,662
Total assets	8,762	17,492	4,115	2,015	2,587	34,971

41     Teck Resources Limited 2013 Second Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

7.	SEGMENT INFORMATION, continued

	Six months ended June 30, 2012
(Cdn$ in millions)	Copper	Coal	Zinc	Energy	Corporate	Total

Segment revenues	1,484	2,560	1,161	2	-	5,207
Less: Inter-segment revenues	-	-	(99)	-	-	(99)
Revenues	1,484	2,560	1,062	2	-	5,108

Gross profit	586	1,167	119	-	-	1,872
Other operating income (expenses)	(30)	(5)	(10)	-	(111)	(156)
Profit from operations	556	1,162	109	-	(111)	1,716

Net finance expense	(6)	(22)	(11)	-	(231)	(270)
Non-operating income (expenses)	-	-	-	-	(355)	(355)
Share of profit (loss) from associates	-	-	-	(2)	(2)	(4)

Profit before tax	550	1,140	98	(2)	(699)	1,087
Capital expenditures	377	567	95	37	13	1,089
Goodwill	445	1,203	-	-	-	1,648
Total assets	7,855	17,355	5,052	1,699	2,596	34,557

8.	CONTINGENCIES

We consider provisions for all our outstanding and pending legal claims to be adequate. The final outcome with respect to actions outstanding or pending as at June 30, 2013, or with respect to future claims, cannot be predicted with certainty. Significant contingencies not disclosed elsewhere in the notes to our financial statements are as follows:

Upper Columbia River Basin

Teck American Inc. (“TAI”) continues studies under the 2006 settlement agreement with the U.S. EPA to conduct a remedial investigation on the Upper Columbia River in Washington State.

The Lake Roosevelt litigation involving Teck Metals Ltd. (“TML”) in the Federal District Court for the Eastern District of Washington continues.

In September 2012, TML entered into an agreement with the plaintiffs, agreeing that certain facts were established for purposes of the litigation. The agreement stipulates that some portion of the slag discharged from our Trail Operations into the Columbia River between 1896 and 1995, and some portion of the effluent discharged from Trail Operations, have been transported to and are present in the Upper Columbia River in the United States, and that some hazardous substances from the slag and effluent have been released into the environment within the United States. In October, the Federal District Court for the Eastern District of Washington heard argument with respect to personal jurisdiction and certain legal issues with respect to the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”). In December the court found in favour of the plaintiffs in phase one of the case, issuing a declaratory judgement that TML is liable under CERCLA for response costs, the amount of which will be determined in a subsequent phase of the case.

42     Teck Resources Limited 2013 Second Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

8.	CONTINGENCIES, continued

A hearing with respect to past response costs is now expected to take place in late 2014 and a subsequent hearing, with respect to claims for natural resource damages and assessment costs, is expected to be deferred while the remedial investigation and feasibility study being undertaken by TAI are completed, which is currently expected to occur in 2015.

There is no assurance that we will ultimately be successful in our defence of the litigation or that we or our affiliates will not be faced with further liability in relation to this matter. Until the studies contemplated by the EPA settlement agreement and additional damage assessments are completed, it is not possible to estimate the extent and cost, if any, of remediation or restoration that may be required or to assess our potential liability for damages. The studies may conclude, on the basis of risk, cost, technical feasibility or other grounds, that no remediation should be undertaken. If remediation is required and damage to resources found, the cost of remediation may be material.

9.	SEASONALITY OF SALES

Due to ice conditions, the port serving our Red Dog mine is normally only able to ship concentrates from July to October each year. As a result, zinc and lead concentrate sales volumes are generally higher in the third and fourth quarter of each year than in the first and second quarter.

10.	FAIR VALUE MEASUREMENTS

Certain of our financial assets and liabilities are measured at fair value on a recurring basis and classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Certain non-financial assets and liabilities may also be measured at fair value on a non-recurring basis. There are three levels of the fair value hierarchy that prioritize the inputs to valuation techniques used to measure fair value, with Level 1 inputs having the highest priority. The levels and the valuation techniques used to value our financial assets and liabilities are described below:

Level 1 –	Quoted Prices in Active Markets for Identical Assets

Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Marketable equity securities are valued using quoted market prices in active markets. Accordingly, these items are included in Level 1 of the fair value hierarchy.

Level 2 –	Significant Other Observable Inputs

Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Derivative instruments are included in Level 2 of the fair value hierarchy as they are valued using pricing models or discounted cash flow models. These models require a variety of inputs, including, but not limited to, contractual terms, market prices, forward price curves, yield curves, and credit spreads. These inputs are obtained from or corroborated with the market where possible. Also included in Level 2 are settlements receivable and settlements payable from provisional pricing on concentrate sales and purchases because they are valued using quoted market prices for forward curves for copper, zinc and lead.

43     Teck Resources Limited 2013 Second Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

10.	FAIR VALUE MEASUREMENTS, continued

Level 3 –	Significant Unobservable Inputs

Unobservable (supported by little or no market activity) prices.

We include investments in debt securities in Level 3 of the fair value hierarchy because they trade infrequently and have little price transparency. We review the fair value of these instruments periodically and estimate an impairment charge based on management’s best estimates, which are unobservable inputs.

The fair values of our financial assets and liabilities measured at fair value on a recurring basis at June 30, 2013 and December 31, 2012 are summarized in the following table:

(Cdn$ in millions)	June 30, 2013				December 31, 2012
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Marketable equity securities	$513	$-	$-	$513	$671	$-	$-	$671
Marketable debt securities	-	-	16	16	-	-	16	16
Settlements receivable	-	480	-	480	-	705	-	705
Derivative instruments	-	2	-	2	-	3	-	3
	$513	$482	$16	$1,011	$671	$708	$16	$1,395
Financial liabilities
Derivative instruments	$-	$19	$-	$19	$-	$11	$-	$11
Settlements payable	-	39	-	39	-	68	-	68
	$-	$58	$-	$58	$-	$79	$-	$79

For our non-financial assets and liabilities measured at fair value on a non-recurring basis, no fair value measurements were made as at June 30, 2013 or December 31, 2012.

11.	ADOPTION OF NEW AND AMENDED IFRS PRONOUNCEMENTS

We adopted new and amended IFRS pronouncements as at January 1, 2013, in accordance with the transitional provisions outlined in the respective standards. The new and amended IFRS pronouncements adopted were outlined in detail in our condensed interim consolidated financial statements for the quarter ended March 31, 2013. Only the pronouncements affecting our previously reported financial results as at June 30, 2012 have been outlined in these condensed interim consolidated financial statements.

The adoption of the following new and amended IFRS pronouncements has resulted in adjustments to previously reported figures as outlined below.

a)	Post-employment benefits

We adopted the amended version of IAS 19, Employee Benefits (“IAS 19”) on January 1, 2013 with retrospective application. IAS 19 does not require an entity to present comparative information for the disclosure requirements in the amended standard.

44     Teck Resources Limited 2013 Second Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

11.	ADOPTION OF NEW AND AMENDED IFRS PRONOUNCEMENTS, continued

We have analyzed the amendments to IAS 19 and calculated the effect of the amendments on our comparative consolidated financial statements for 2012. On the date of our earliest period presented, January 1, 2012, we expensed unamortized past service costs through equity. For comparative periods presented, we reversed the amortization of past service costs and applied one discount rate to the net defined benefit asset or liability to determine the interest element of the defined benefit cost. The tables in Note 11(c) below outline the adjustments to our consolidated financial statements for all comparative periods presented. We continue to immediately recognize in retained earnings all defined benefit adjustments recognized in other comprehensive income.

The adoption of the amendments to IAS 19 did not have a significant effect on our condensed interim consolidated financial statements for the period ended June 30, 2013.

b)	Production stripping costs

We adopted IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine (“IFRIC 20”) and have applied the requirements to production stripping costs incurred on or after January 1, 2012, in accordance with the transitional provisions of IFRIC 20. We have also analyzed predecessor stripping assets recorded as of January 1, 2012, the date of our earliest period presented, in accordance with the transitional provisions of IFRIC 20.

The adoption of IFRIC 20 resulted in an increase in the capitalization of stripping activity assets on our consolidated balance sheet and an increase in our profit and earnings per share. These items were partially offset by the amortization of stripping activity assets on a units-of-production basis in the respective periods. Inventories were adjusted to capitalize production stripping costs. The depreciation of stripping activity assets is included in the cost of inventories. The tables in Note 11(c) below outline the adjustments to our financial statements for all comparative periods presented.

The adoption of IFRIC 20 has significantly increased our capitalization of production stripping costs as compared to our previous accounting policy. During the three and six months ended June 30, 2013, we capitalized $203 million and $426 million, respectively, of stripping activity assets, primarily at our coal operations. We recorded depreciation expense on stripping activity assets of $70 million and $139 million during the three and six months ended June 30, 2013, respectively.

45     Teck Resources Limited 2013 Second Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

11.	ADOPTION OF NEW AND AMENDED IFRS PRONOUNCEMENTS, continued

c) Adjustments to Consolidated Financial Statements

i) Adjustments to condensed consolidated balance sheets

(Cdn$ in millions)	June 30, 2012

Equity before accounting changes	$18,140
Adjustments to:
Inventories (b)	(147)
Property, plant and equipment (b)	364
Deferred income and resource tax assets	(14)
Deferred income and resource tax liabilities	(60)
Retirement benefit obligations (a)	(9)
Equity after accounting changes	$18,274

Equity under accounting changes attributable to:
Shareholders of the company	$18,079
Non-controlling interests	$195

ii) Adjustments to condensed consolidated statements of income

(Cdn$ in millions)	Three months ended June 30, 2012	Six months ended June 30, 2012

Profit before accounting changes	$282	$523
Adjustments to:
Cost of sales	145	219
Finance expense, net	(9)	(18)
Provision for income and resource taxes	(48)	(71)
Profit after accounting changes	$370	$653

Profit after accounting changes attributable to: Shareholders of the company	$354	$612
Non-controlling interests	$16	$41
Earnings per share after accounting changes
Basic	$0.60	$1.04
Diluted	$0.60	$1.04

The adjustments to profit relating to the new and amended IFRS pronouncements in Note 11(a) and (b) increased basic and diluted earnings per share by $0.14 and $0.21, respectively, for the three and six months ended June 30, 2013.

46     Teck Resources Limited 2013 Second Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

11.	ADOPTION OF NEW AND AMENDED IFRS PRONOUNCEMENTS, continued

iii) Adjustments to condensed consolidated statements of comprehensive income

(Cdn$ in millions)	Three months ended June 30, 2012	Six months ended June 30, 2012

Comprehensive income before accounting changes	$173	$496
Adjustments to:
Profit	88	130
Other comprehensive income:
Remeasurements for retirement benefit plans	9	18
Income and resource taxes on remeasurements for		(6)
retirement benefit plans	(3)
Comprehensive income after accounting changes	$267	$638

Comprehensive income after accounting changes attributable to:
Shareholders of the company	$249	$598
Non-controlling interests	$18	$40

47     Teck Resources Limited 2013 Second Quarter News Release